Pacific Biometrics, Inc.
                            220 West Harrison Street
                                Seattle, WA 98119
                                  206-298-0068
                            206-298-9838 (facsimile)



                                November 14, 2005

VIA EDGAR

Re:      Pacific Biometrics, Inc.
         Registration Statement on Form SB-2
         Commission File No. 333-123302
         -- Post-Effective Amendment No. 1 --

Ladies and Gentlemen:

         Pacific Biometrics, Inc. hereby applies for the withdrawal of Post-Effective Amendment No. 1 filed on November 8, 2005 (Accession No. 0001072613-05-002533) to the subject Registration Statement. Such submission was filed with the incorrect Edgar tag "SB-2/A" (indicating a pre-effective amendment), rather than with the correct tag "POS AM."

         We will be resubmitting Post-Effective No. 1 in the near future.

         Please feel free to contact our counsel, Timothy M. Woodland of Cairncross & Hempelmann, P.S., at 206-254-4424 any questions or comments you may have. You may contact me also.

                                       Very truly yours,

                                       /s/ Ronald R. Helm
                                       --------------------------------------
                                       Ronald R. Helm
                                       Chief Executive Officer